Shanda Announces Receipt of Non-Binding Proposal
To Acquire All Outstanding Public Shares at $41.35 per ADS in Cash

SHANGHAI, China, October 17, 2011 — Shanda Interactive Entertainment Limited, incorporated in the Cayman Islands (“Shanda” or the “Company”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, today announced that its Board of Directors has received a preliminary non-binding proposal letter from Mr. Tianqiao Chen, Chairman of the Board, Chief Executive Officer and President of Shanda, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Tianqiao Chen, his wife Ms. Qianqian Luo, who is also a non-executive director of Shanda and his brother Mr. Danian Chen, who is also the Chief Operating Officer and a director of Shanda (together, the “Buyer Group”), for US$41.35 per American Depositary Share (“ADS”) or $20.675 per ordinary share in cash.  As of September 30, 2011, the Buyer Group controlled approximately 68.4% of the outstanding shares of the Company (excluding outstanding options of the Company).

According to the proposal letter, which is dated as of October 15, 2011, the Buyer Group will form a transaction vehicle for the purpose of pursuing the proposed transaction, which is intended to be financed with debt.  The proposal letter states that the Buyer Group has held preliminary discussions with J.P. Morgan about financing the proposed transaction and has received a “Highly Confident” letter from J.P. Morgan. The Buyer Group expects that commitment for the required debt financing, subject to terms and conditions set forth therein, will be in place by the time the definitive documentation for the proposed transaction is signed. The proposal letter also states that J.P. Morgan has been engaged by the Buyer Group as financial advisor and Shearman & Sterling LLP as legal counsel in connection with the proposed transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors has formed a special committee of independent directors (the “Special Committee”) consisting of Jingsheng Huang, Chengyu Xiong and Kai Zhao to consider the proposed transaction. The Special Committee intends to retain advisors, including an independent financial advisor and legal counsel, to assist it in its work. No decisions have been made by the Special Committee with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Exhibit A

PROPOSAL LETTER

October 15, 2011

The Board of Directors
Shanda Interactive Entertainment Limited
Unit 403A, 4/F Golden Center
188 Des Voeux Road Central
Hong Kong

Ladies and gentlemen:

I, Tianqiao Chen, am pleased to submit this preliminary nonbinding proposal to acquire all the outstanding shares of Shanda Interactive Entertainment Limited (the “Company”) that are not already directly or indirectly beneficially owned by Ms. Qianqian Luo, Mr. Danian Chen, or me in a going private transaction (“Transaction”).

I believe that my proposal of US$41.35 in cash per American Depositary Share (“ADS”, each ADS representing 2 ordinary shares of the Company), or US$20.675 per ordinary share, will provide a very attractive opportunity for the Company’s shareholders to realize superior value. Although this Transaction does not represent a change of control, my proposal represents a premium of 23.5% to the Company’s closing price on October 14, 2011, a premium of 26.6% to the volume-weighted average closing price during the last 30 trading days, and a premium of 25.1% to the volume-weighted average closing price during the last 60 trading days.

The terms and conditions upon which I am prepared to pursue the Transaction are set forth below. I am confident that a Transaction can be closed on the basis as outlined in this letter.

1	Buyer. I intend to form a transaction vehicle (“Buyer”) for the purpose of pursuing the Transaction.

2	Purchase Price. The purchase price payable for each publicly held ADS (other than those held directly or indirectly by myself, Ms. Qianqian Luo and Mr. Danian Chen, who would continue to hold equity) would be the amount of US$41.35 per ADS, or US$20.675 per ordinary share, in cash.

3	Financing. I intend to finance the Transaction with debt. I have held preliminary discussions with J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”) about financing this Transaction and have received a “Highly Confident” letter from them, and I expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

4	Due diligence. I am ready to move expeditiously to complete the Transaction as soon as practicable. I believe that, with the full cooperation of the Company, I can complete the due diligence investigation within approximately six weeks of the date that I gain access to the necessary documentation and personnel. In connection with such due diligence, I would like to ask the Board to approve the provision of confidential information relating to the Company and its business to me and to possible sources of debt financing under a customary form of confidentiality agreement which will be provided under separate cover.

5	Definitive Agreements. I am prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transaction of this type.

6	Process. Given my involvement in the Transaction, I believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). I also expect that the Special Committee would retain independent advisors, including an independent financial advisor, to assist it in its work.

In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company that Ms. Qianqian Luo, Mr. Danian Chen and I do not already own, and that we do not intend to sell our stake in the Company to a third party.

7	Confidentiality. I am sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements. Until a confidentiality agreement is signed, any written news releases by the Company or me pertaining to the Transaction shall be reviewed and approved by the Company and myself prior to their release, subject to any requirements of law.

8	Advisors. I have engaged J.P. Morgan as my financial advisor and Shearman & Sterling LLP as my legal counsel in connection with the Transaction.

9	No Binding Commitment. This proposal letter does not constitute an offer capable of acceptance or any binding commitment with respect to a Transaction. Such a commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

*****

In closing, I would like to personally express my commitment to working with you to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Brian Gu of J.P. Morgan at +852 2800 6811. We look forward to hearing from you.

Sincerely,

/s/ Tianqiao Chen

Tianqiao Chen